November XX, 2023

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    GrowGeneration Corp.
Form 10-K for Fiscal Year Ended December 31, 2022
Filed March 16, 2023
File No. 001-39146

Ladies and Gentlemen:

This letter sets forth the response of GrowGeneration Corp. (the “Company,” “we” and “our”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated November 8, 2023 with respect to the above-referenced Annual Report on Form 10-K (File No. 001-39146) (the "Annual Report").

The text of the Staff's comment has been included in this letter for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth our response to the comment immediately below the numbered comment.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 25

1.Staff’s Comment: We note your disclosure on page 3 detailing how you evaluate your operations includes a discussion of the specific types of products offered (hydroponic garden products, including nutrients, growing media, lighting, environmental control systems, accessories for hydroponic gardening, and sales and installation services of commercial fixtures), the distinction and margin variations between consumables and non-consumables, and how product mix between new and more mature markets impacts margin, including the impact of revenue earned from installations. Please expand your discussion of sales and cost of sales to include a more fulsome discussion, including how the methods you use to evaluate your business impact the variances from year to year and by segment, as these appear to constitute known trends. Similar revisions should be made to your quarterly filings, as appropriate. Refer to the guidance in Items 303(b)(2)(ii) and 303(c)(2) of Regulation S-X.

Response:

The Company acknowledges the Staff’s comment, and in future filings it will expand discussions related to Management's Discussion and Analysis of Financial Condition and Results of Operations to better describe known trends or uncertainties, using the methods in which the Company evaluates its business operations, that have had or that are reasonably likely to have a material favorable or unfavorable impact on net sales or cost of sales as well as known events that are reasonably likely to cause a material change in the relationship between costs and revenues in accordance with Items 303(b)(2)(ii) and 303(c)(2) of Regulation S-X. Please reference the below revised disclosure from the Company’s Annual Report related to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for net sales and cost of sales for the year ended December 31, 2022 as compared to the year ended December 31, 2021 as an example, for illustrative purposes only, of how the Company intends to expand its disclosures in future filings:

Sales

Net sales for the year ended December 31, 2022 were approximately $278.2 million, a decrease of 34.2% over the year ended December 31, 2021, which was approximately $422.5 million. 2021 net revenue increased approximately 118.5% over the year ended December 31, 2020, which was approximately $193.4 million. The decrease in net revenues for the year ended December 31, 2022 compared to the year ended December 31, 2021 is due to a decrease of approximately $178.0 million in same store sales, representing a 51.6% decrease year-over-year, which is primarily attributable to the downturn in the business cycle for cannabis cultivators, resulting in less demand for equipment purchasing. In 2022, we saw consumable product sales decline by 40.1% year-over-year, compared to non-consumable product sales decline by 59.5%. The percentage of net sales related to consumable products for the year ended December 31, 2022 was approximately 62.1%, which was an increase from 57.6% for the year ended December 31, 2021. The increase in consumables as a percentage of total net sales was primarily driven by a slowing build cycle in the cannabis sector as a result of the downturn in the business cycle in mature markets and slower-than-expected licensing in new markets. Private label sales as a percentage of net sales improved to 13.3% for the year ended December 31, 2022 as compared to 9.5% for the year ended December 31, 2021, driven by our strategic initiatives to increase sales volume with our expanded portfolio of private label products and proprietary brands.

Overall sales in our retail segment declined from $369.2 million to $205.5 million and overall sales in our e-commerce segment declined from $36.2 million to $15.1 million year over year. These declines were partially offset by an increase in sales from our distribution and other segment from $17.1 million for the year ended December 31, 2021 compared to $57.6 million for the year ended December 31, 2022 due to the acquisitions of HRG and MMI. The decreases in each of our segments was largely driven by the overall declines in sales volume as previously discussed.

Cost of Sales

Cost of sales for the year ended December 31, 2022 decreased approximately $96.3 million or 31.7% compared to the year ended December 31, 2021. The decrease in cost of sales is primarily due to the 34.2% decrease in sales.

Gross profit was approximately $70.3 million for the year ended December 31, 2022, compared to approximately $118.2 million for the December 31, 2021, a decrease of approximately $48.0 million or 40.6%. The decrease in gross profit is primarily related to the 34.2% decrease in revenues. Gross profit as a percentage of revenues was 25.3% for the year ended December 31, 2022, compared to 28.0% for 2021. The decrease in the gross profit margin percentage is primarily due to increased freight costs on an absolute basis against a lower revenue structure, as well as less purchase discounts from slowing inventory purchases in 2022. Although the business improved its private label sales to 13.2% in 2022 versus 9.5% in 2021, overall pricing pressures from an industry wide oversupply of inventory mounted throughout the 2022 fiscal year, and further negatively impacted gross margin percent from higher levels of price discounting.

2.Staff’s Comment: Please tell us your consideration of presenting revenue disaggregated on the same basis as discussed here. In this regard, we note from your presentation in Note 17 that you currently present disaggregated revenue by segment based on private label versus non-private label sales, but do not include this as a means by which you evaluate your operations per your disclosure on page 3. Include in your response how you determined the current presentation complies with ASC 606-10-50-5 through 7 and 606-10-55-89 through 91.

Response:

In response to the Staff’s comment, after further review of the guidance in ASC 606-10-50-5 through 7 and related implementation guidance in ASC 606-10-55-89 through 55-91, the Company respectfully acknowledges the Staff’s comment and confirms that, in future filings, it will expand its presentation and disclosures regarding disaggregated revenue to include consumable versus non-consumable product net sales (i.e., product type) in addition to its current disclosures of private label, non-private label, and commercial fixture net sales (i.e., major product lines). Furthermore, in future filings in which the Company discusses how it evaluates its operations, the Company will include in its discussions how it reviews product sales by both consumables versus non-consumables and private label versus non-private label.

Specifically, the Company considered how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. Following the implementation guidance in ASC 606-10-55-90, for the fiscal year ended December 31, 2022, the Company considered:

a)Disclosures presented outside of the financial statements.

In the Company’s earnings releases, investor presentations, and within other sections of the Annual Report, the Company frequently discusses the sales performance of its private label, or proprietary brands, as a percentage of the Company’s total sales, the effect the product mix of private label to non-private label sales has on gross profit margin, and the Company’s strategy to continue to grow its proprietary brand portfolio. Occasionally, in these disclosures and communications, the Company has also bifurcated its net sales into consumables versus non-consumables to provide additional information related to the nature and expected recurrence of the cash flows as well as to explain gross profit margin variations.

b)Information regularly reviewed by the Company’s Chief Operating Decision Maker (“CODM”).

As part of the Company’s assessment to determine its operating and reportable segments, the Company identified information regularly reviewed by the CODM. In addition to net sales by operating and reportable segment, the CODM regularly reviewed net sales by major product lines (i.e., private label, non-private label, and commercial fixture net sales) as increasing sales of proprietary brands and private label products was a strategic initiative. The Company did not regularly present its net sales by product type (i.e. consumables and non-consumables) as part of the recurring business performance reviews for the CODM.

c)Other information that is similar to the types of information identified in (a) and (b) and that is used by the Company or users of the Company’s financial statements to evaluate the Company’s financial performance or make resource allocation decisions.

Based on communications from investors and analysts, the Company’s management primarily receives requests and inquiries related to the composition of net sales categorized by (i) its reportable segments (i.e., Retail, E-commerce, and Distribution and other), (ii) major product lines (i.e., private label, non-private label, and commercial fixture net sales), and (iii) product type (i.e. consumables and non-consumables).

With respect to fiscal year 2022, the Company also considered the examples of disaggregation categories within the implementation guidance in ASC 606-10-55-91 as follows:

a)Type of good or service – Based on the summarized assessment above, the Company determined to disaggregate revenue by consumables versus non-consumables net sales (i.e., product type) in addition to its current disclosures of private label, non-private label, and commercial fixture net sales (i.e., major product lines).
b)Geographical region – The Company’s net sales are essentially all derived from sales within the United States, and the CODM does not regularly review net sales information at a regional level.
c)Market or type of customer – The Company presents net sales disaggregated by its principal lines of business (i.e., Retail, E-commerce, and Distribution and other), which are also its reportable segments. The principal lines of business reflect the different markets in which the Company operates.
d)Type of contract – Substantially all of the Company’s contracts are fixed-price contracts, with the transaction prices explicitly stated on the sales order, invoice, and at point-of-sale, net of any discounts and sales tax. There is no differentiation in the type of contracts.
e)Contract duration – Substantially all of the Company’s contracts are short-term contracts. There is no differentiation in the duration of contracts.
f)Timing of transfer of goods or services – The majority of the Company’s contracts with customers represent a single performance obligation, and revenue is typically recognized when the products are made available to the carrier or are picked up by the customer. Product installation revenue is recognized upon completion of the installation service to the customer. As such, the Company recognizes revenue, net of estimated returns and sales tax, at the point in time the customer takes ownership of merchandise or receives services, at which point the performance obligation is satisfied. The Company does not have any contracts with customers requiring revenue to be recognized over time.
g)Sales channels – The Company presents net sales disaggregated by its principal lines of business (i.e., Retail, E-commerce, and Distribution and other), which are also its reportable segments. The principal lines of business reflect the different sales channels through which the Company operates.

For illustrative purposes, the Company has included the proposed additional disclosure to Note.17 Segments of the consolidated financial statements included in the Annual Report of disaggregated revenue by consumables versus non-consumables net sales for the applicable reporting periods:

Disaggregated revenue by segment and by consumable and non-consumable products is presented in the following table:

	December 31,
	2022	2021	2020
Sales, net
Retail
Consumables	$141,855	$215,555	$103,206
Non-consumables	63,664	153,631	75,377
Total retail	205,519	369,186	178,583
E-Commerce
Consumables	8,107	10,910	7,794
Non-consumables	6,964	25,302	6,688
Total e-commerce	15,071	36,212	14,482
Distribution and other
Consumables	22,654	17,091	300
Non-consumables	34,922	—	—
Total distribution and other	57,576	17,091	300
Total	$278,166	$422,489	$193,365

3.Staff’s Comment: Please tell us how you considered Rule 5-03 of Regulation S-X in determining that separate presentation of revenue from installation services on the face of the statement of operations was not required.

Response:
The Company respectfully advises the Staff that it believes its current presentation of revenue from installation services complies with Rule 5-03 of Regulation S-X, which requires that public companies separately disclose their revenue derived from goods and services should those exceed 10% of total revenues. Revenue from installation services was below 10% of net sales for each of the years ended December 31, 2022, 2021, and 2020.

Revenue from installation services is a component the Company’s commercial fixtures sales, along with sales of tangible commercial fixture products such as mobile shelving and storage solutions, and it resides within the Company’s Distribution and other segment. As shown in the disaggregated revenue disclosures in Note.17 Segments of the Annual Report, total commercial fixtures sales represented 11.7% of the Company’s total net sales for the year ended December 31, 2022. There were no commercial fixture sales for the years ended December 31, 2021 and 2020.

For future filings, the Company will continue to monitor its revenue from installation services as a percentage of net sales to ensure its continued compliance with the presentation guidance in Rule 5-03 of Regulation S-X.
If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (720) 845-6700. Thank you again for your time and consideration.

Sincerely,

/s/ Gregory Sanders
Gregory Sanders, Chief Financial Officer